HSBC BANK USA, NATIONAL ASSOCIATION

Capped Certificates of Deposit
Linked to the EURO STOXX 50® Index, Maturing January 5, 2023
Dated June 8, 2015

INITIAL TERMS AND CONDITIONS

Issuer	HSBC Bank USA, National Association
Issue	Capped Certificates of Deposit linked to the EURO STOXX 50® Index
Denomination	U.S. dollars (USD)
Trade Date	June 30, 2015
Pricing Date	June 30, 2015
Settlement Date	July 6, 2015
Valuation Date	December 30, 2022
Maturity Date	January 5, 2023
Issue Price	100% of the Principal Amount
Reference Asset	The EURO STOXX 50® Index (Bloomberg ticker: SX5E) (the "Index")
Maturity Redemption Amount	The Principal Amount plus the Interest Payment Amount
Interest Payment Amount	The Principal Amount multiplied by the greater of (i) 0% (corresponding to a 0% annual percentage yield ("APY")) and (ii) the Final Return
Final Return	The lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap
Index Return	The quotient of (A) the Final Level minus the Initial Level, divided by (B) the Initial Level
Maximum Cap	At least 72% (to be determined on the Pricing Date), corresponding to an APY of at least 7.50%
Participation Rate	100%
Initial Level	The Closing Level of the Index on the Pricing Date
Final Level	The Closing Level of the Index on the Valuation Date
Minimum Denomination	$1,000 and increments of $1,000 thereafter
Estimated Initial Value	Between $900 and $960 per CD.
CUSIP	40434AVY2
Comparable Yield (for tax purposes)	1.60%

CD DESCRIPTION

The CDs provide 1-to-1 exposure to the potential increase in the level of the Index, subject to the Maximum Cap. The Issuer will also pay the full Principal Amount if the CDs are held to maturity, subject to our credit risk and FDIC insurance limits.

HIGHLIGHTS

► *Growth Potential:* Depositors will have the opportunity to receive an interest payment based on the potential positive performance of the Index, subject to the Maximum Cap.
► *FDIC Insurance:* These deposits qualify for FDIC coverage of generally up to $250,000 in aggregate for all deposits per institution for individual depositors and up to $250,000 in aggregate for all deposits per institution held in certain retirement plans and accounts, including IRAs.
► *IRA Eligible*



Commissions and issue price:	Price to public	Fees and commissions	Proceeds to issuer
Per CD	$1,000	$30.00[1] $5.00[2]	$965.00
Total	$	$	$

(1) HSBC Bank USA, N.A., acting as agent for HSBC, will receive a fee of up to $35.00 per $1,000 stated principal amount and will pay Morgan Stanley Wealth Management a fixed sales commission of up to $30.00 for each CD they sell.

(2) Of the $35.00 per $1,000 stated principal amount received by HSBC Bank USA, N.A., acting as agent for HSBC, HSBC Bank USA, N.A. will pay Morgan Stanley Wealth Management a structuring fee of up to $5.00 for each CD.

Features of Capped Certificates of Deposit

► Regardless of the Index performance, depositors will receive at least the Principal Amount at maturity, subject to our credit risk and FDIC insurance limits.

► The CDs do not provide periodic interest payments over the term of the CDs, rather, the CDs will pay the Interest Payment Amount only at maturity.

► The CDs provide 1-to-1 return on the CDs based on the performance of the Index, subject to the Maximum Cap.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the CDs involves a number of risks. It is suggested that prospective depositors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the CDs in light of their particular circumstances. See "Risk Factors" beginning on page 14 of the Base Disclosure Statement and page 10 herein for a discussion of risks, which include:

► The CDs are not ordinary certificates of deposit and the return on the CDs is uncertain and could be as low as 0%

► The return on the CDs is limited by the Maximum Cap

► The amount payable on the CDs is not linked to the level of the Index at any time other than on the Valuation Date

► The CDs are subject to our credit risk

► The Estimated Initial Value of the CDs, which will be determined by us on the Pricing Date, will be less than the Issue Price and may differ from the market value of the CDs in the secondary market, if any

► The price of your CDs in the secondary market, if any, immediately after the Pricing Date will be less than the Issue Price

► If we were to repurchase your CDs immediately after the Settlement Date, the price you receive may be higher than the Estimated Initial Value of the CDs

► Depositors will be subject to an Early Redemption Fee if they choose to redeem the CDs early, and therefore they may not receive proceeds equal to the full Principal Amount of their CDs upon an early redemption

► Risks associated with non-U.S. companies

► There is no current secondary market for the CDs

► Potential conflicts of interest may exist because we and our affiliates play a variety of roles in connection with the issuance of the CDs

► We or our affiliates are not affiliated with the Reference Index Sponsor, and changes that affect the Index will affect the market value of the CDs and the amount you will receive at maturity

► Original issue discount consequences of the CDs; U.S. federal income tax consequences

Important information regarding the CDs is also contained in the Base Disclosure Statement for Certificates of Deposit dated September 2, 2014 (the "Base Disclosure Statement"), which forms a part of, and is incorporated by reference into, these Terms and Conditions. Therefore, these Terms and Conditions should be read in conjunction with the Base Disclosure Statement. A copy of the Base Disclosure Statement is available at http://www.us.hsbc.com/basedisclosure or can be obtained from the Agent offering the CDs.



HSBC Bank USA, National Association
Capped Certificates of Deposit
Linked to the EURO STOXX 50® Index Maturing January 5, 2023

Initial Terms and Conditions
Deposit Highlights

GENERAL

- Certificates of deposit (the "CDs") issued by HSBC Bank USA, National Association (the "Issuer" or the "Bank")
- The Issuer will pay at least the full Principal Amount if the CDs are held to maturity, subject to our credit risk and FDIC insurance limits
- The CDs are obligations of the Issuer and not its affiliates or agents, and amounts due under the CDs are subject to our credit risk and FDIC insurance limits
- The CDs are FDIC insured within the limits and to the extent described herein and in the Base Disclosure Statement dated September 2, 2014 under the section entitled "FDIC Insurance"
- As described more fully herein, early withdrawals may be permitted at par in the event of the death or adjudication of incompetence of the beneficial owner of the CDs

SUMMARY OF TERMS

Set forth in these Terms and Conditions is a summary of certain terms and conditions of the Seven and a Half Year CDs with Maximum Cap linked to the EURO STOXX 50® Index maturing January 5, 2023. The following summary of certain terms of the CDs is subject to the more detailed terms of the CDs included elsewhere in these Terms and Conditions, and also should be read in conjunction with the Base Disclosure Statement.

Issuer: HSBC Bank USA, National Association

CDs: Capped Certificates of Deposit linked to the EURO STOXX 50® Index maturing January 5, 2023

Book-Entry Form: The CDs will be represented by one or more master CDs held by and registered in the name of Cede & Co., as nominee of The Depository Trust Company ("DTC"). Beneficial interests in the CDs will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants.

Aggregate Principal Amount: $

Minimum Denominations: $1,000 in Principal Amount (except that each Agent may, in its discretion, impose a higher minimum deposit amount with respect to the CD sales to its customers) and multiples of $1,000 in Principal Amount thereafter.

Principal Amount: $1,000 for each CD

Trade Date: June 30, 2015

Pricing Date: June 30, 2015

Settlement Date: July 6, 2015

Valuation Date:	December 30, 2022, subject to adjustment as described in "Description of the Certificates of Deposit—Adjustments to the Valuation Date."
Maturity Date:	January 5, 2023, subject to adjustment as described in "Description of the Certificates of Deposit—Adjustments to the Valuation Date."
Issue Price:	100% of the Principal Amount
Reference Asset:	The EURO STOXX 50® Index (Bloomberg ticker: SX5E) (the "Index"). The sponsor of the Index will be referred to as the "Reference Index Sponsor." For summary descriptions of the Index and the Reference Index Sponsor, please refer to Annex A hereto.
Payment at Maturity:	For each CD, the Maturity Redemption Amount.
Maturity Redemption Amount:	The Maturity Redemption Amount is the total amount due and payable on each CD on the Maturity Date. On the Maturity Date, the depositor of each CD will receive an amount equal to the Principal Amount plus the Interest Payment Amount.
Interest Payment Amount:	The Principal Amount multiplied by the greater of (1) 0% (corresponding to a 0% APY) and (2) the Final Return
Final Return:	The lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap.
Maximum Cap:	At least 72% (to be determined on the Pricing Date), corresponding to an APY of at least 7.50%.
Index Return:	The quotient of (A) the Final Level minus the Initial Level, divided by (B) the Initial Level.
Participation Rate:	100%
Final Level:	The Closing Level of the Index on the Valuation Date.
Initial Level:	The Closing Level of the Index on the Pricing Date.
Closing Level:	The closing level of the Index on any Scheduled Trading Day as determined by the Calculation Agent based upon the closing level displayed on the Bloomberg Professional® service page "SX5E <INDEX>", or on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Scheduled Trading Day:	Any day on which all of the Relevant Exchanges and Related Exchanges are scheduled to be open for trading for their respective regular trading sessions.
Relevant Exchange:	Any exchange or quotation system for the stocks or other securities included in the Index, where trading has a material effect (as determined by the Calculation Agent) on the Index.
Related Exchange:	Each exchange or quotation system or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Index or the stocks or other securities included in the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Index or the stocks or other securities included in the Index on such temporary substitute exchange or quotation system as on the original Related Exchange) on which futures or options contracts relating to the Index or the stocks or other securities included in the Index are traded and where such trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options related to the stocks or other securities included in the Index.

Early Redemption by Depositor: Although not obligated to do so, and subject to regulatory constraints, the Issuer or its affiliate is generally willing to repurchase or purchase the CDs from depositors at any time for so long as the CDs are outstanding. A depositor may request early redemption of the CDs in whole, but not in part, by notifying the Agent from whom he or she bought the CDs (who must then notify the Issuer). All early redemption requests (whether written or oral) are irrevocable. In the event that a depositor were able to redeem the CDs prior to the Maturity Date, the depositor would receive the Early Redemption Amount (as defined below) and will not be entitled to the Interest Payment Amount. Further, the Early Redemption Amount will be adjusted by an Early Redemption Fee. As a result, the Early Redemption Amount may be substantially less than the Principal Amount of the CDs. Redemptions made pursuant to the Successor Option are calculated differently. See "Successor Option" herein.

Early Redemption Amount: The Early Redemption Amount means the full Principal Amount, plus the Early Redemption Fee (which may be positive or negative). As described above, the Early Redemption Amount may be substantially less than the Principal Amount of the CDs. A depositor, through the Agent from whom he or she bought the CDs, may obtain from the Calculation Agent an estimate of the Early Redemption Amount which is provided for informational purposes only. Neither the Issuer nor the Calculation Agent will be bound by the estimate.

Early Redemption Fee: The Current Market Value, minus the Principal Amount of the CD

Current Market Value: The bid price of a CD, as determined by the Calculation Agent based on its financial models and objective market factors.

Successor Option: In the event of the death or adjudication of incompetence of the Initial Depositor (as defined herein) of the CDs, subject to certain conditions and limitations, the CDs may be redeemed pursuant to the exercise of the Successor Option. See "Successor Option" herein. CDs so redeemed will not be entitled to the Interest Payment Amount.

Redemption for Extraordinary Event: If any early redemption by the Issuer occurs as described in the section entitled "Description of the CDs—Early Redemptions—Redemption for Extraordinary Event" in the Base Disclosure Statement, depositors shall receive the greater of: (a) the then-Current Market Value of the CDs, as determined by the Calculation Agent in good faith, based on its financial models and objective market factors and (b) the Principal Amount of the CDs. See "Description of the CDs—Early Redemptions—Redemption for Extraordinary Event" in the Base Disclosure Statement.

Market Disruption Event: As described in "Description of the CDs—Market Disruption Events—The Index Reference Asset" in the Base Disclosure Statement.

Discontinuance/Modification of the Index: As described in "Description of the CDs—Discontinuance or Modification of an Index" in the Base Disclosure Statement.

Business Day: Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed: If any payment is due on the CDs on a day that would otherwise be a business day but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent: HSBC Bank USA, National Association

All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the depositors of the CDs.

Listing: The CDs will not be listed on any U.S. securities exchange or quotation system. See "Risk Factors" herein.

FDIC Insurance: See "FDIC Insurance" herein and in the Base Disclosure Statement for details.

ERISA Plans: See "Certain ERISA Considerations" in the Base Disclosure Statement for details.

Estimated Initial Value: The Estimated Initial Value of the CDs will be less than the price you pay to purchase the CDs and is expected to be between $900 and $960 per CD. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your CDs in the secondary market (if any exists) at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the final Terms and Conditions.

Tax: See "Certain U.S. Federal Income Tax Considerations" herein for a description of the tax treatment applicable to this instrument.

Governing Law: New York

CUSIP: 40434AVY2

Comparable Yield (for tax purposes): 1.60%

Purchasing the CDs involves a number of risks. See "Risk Factors" beginning on page 10 of this document and page 14 of the Base Disclosure Statement.

The CDs offered hereby are deposit obligations of HSBC Bank USA, National Association, a national banking association organized under the laws of the United States, the deposits of which are insured by the Federal Deposit Insurance Corporation (the "FDIC") within the limits and to the extent described in the section entitled "FDIC Insurance" herein and in the Base Disclosure Statement.

Our affiliate, HSBC Securities (USA) Inc. and other unaffiliated distributors of the CDs may use these Terms and Conditions and the accompanying Base Disclosure Statement in connection with offers and sales of the CDs after the date hereof. HSBC Securities (USA) Inc. may act as principal or agent in those transactions. As used herein, references to the "Issuer", "we", "us" and "our" are to HSBC Bank USA, National Association.


HSBC BANK USA, NATIONAL ASSOCIATION

<u>Member FDIC</u>


These Terms and Conditions were not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal, state, or local tax penalties. These Terms and Conditions were written and provided by the Issuer in connection with the promotion or marketing by the Issuer and/or distributors of the CDs. Each depositor should seek advice based on its particular circumstances from an independent tax advisor.

Important information regarding the CDs is also contained in the Base Disclosure Statement for Certificates of Deposit, which forms a part of, and is incorporated by reference into, these Terms and Conditions. Therefore, these Terms and Conditions should be read in conjunction with the Base Disclosure Statement. In the event of any inconsistency between the Base Disclosure Statement and these Terms and Conditions, these Terms and Conditions will govern. A copy of the Base Disclosure Statement is available at <u>http://www.us.hsbc.com/basedisclosure</u> or can be obtained from the Agent offering the CDs.

QUESTIONS AND ANSWERS

What are the CDs?

The CDs are certificates of deposit issued by the Issuer. The CDs mature on the Maturity Date. Although not obligated to do so, and subject to regulatory constraints, the Bank or its affiliate is generally willing to repurchase or purchase the CDs from depositors upon request as described herein and for so long as the CDs are outstanding. Redemptions may also occur optionally upon the death or adjudication of incompetence of a depositor. See the section entitled "Successor Option" below.

Each CD represents an initial deposit by a depositor to the Issuer of $1,000 in Principal Amount (except that each Agent may, in its discretion, impose a higher minimum deposit amount with respect to the CD sales to its customers), and the CDs will be issued in integral multiples of $1,000 in Principal Amount in excess thereof. Depositors will not have the right to receive physical certificates evidencing their ownership of the CDs except under limited circumstances; instead the Issuer will issue the CDs in book-entry form. Persons acquiring beneficial ownership interests in the CDs will hold the CDs through DTC in the United States if they are participants of DTC, or indirectly through organizations which are participants in DTC.

What amount will depositors receive at maturity in respect of the CDs?

At maturity (and not upon an Early Redemption by Depositor), the amount depositors will receive for each CD will be equal to the Maturity Redemption Amount, which will equal (A) the Principal Amount of the CD plus (B) the Interest Payment Amount. The Interest Payment Amount will be equal to the Principal Amount multiplied by the greater of (i) a minimum return of 0% (corresponding to a 0% APY) and (ii) the Final Return, as described in the "Summary of Terms" above. The Final Return will be equal to the lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap. The Index Return will be equal to the quotient of (A) the Final Level minus the Initial Level, divided by (B) the Initial Level. The Maximum Cap will be at least 72% (to be determined on the Pricing Date). The APY on the CDs is only determinable at maturity, but will not be less than 0%.

The Maturity Redemption Amount, including the Interest Payment Amount, will not include dividends paid on the stocks included in the Index. Apart from the Interest Payment Amount, no interest will be paid, either for periods prior to the Settlement Date, during the term of the CDs or at or after maturity.

For more information, see "Summary of Terms" above and "Description of the CDs—Payment at Maturity" in the Base Disclosure Statement.

What amount will depositors receive if they are able to sell their CDs prior to maturity through an early redemption?

Although not obligated to do so, and subject to regulatory constraints, the Bank or its affiliate is generally willing to repurchase or purchase the CDs from depositors at any time for so long as the CDs are outstanding. The redemption proceeds paid by the Issuer upon an early redemption will be the Early Redemption Amount. Because of the Early Redemption Fee component of the Early Redemption Amount, there is no guarantee that a depositor who redeems a CD early, other than as a result of the exercise of the Successor Option, which may be subject to a Successor Option Limit Amount (as described herein), will receive his or her full Principal Amount or any return on his or her CD, after deducting these fees. See "Summary of Terms—Early Redemption by Depositor" above.

Are the CDs FDIC insured?

The Principal Amount of the CDs is insured by the FDIC up to the standard maximum deposit insurance amount in effect. In general, deposits held by an individual depositor in the same ownership capacity at the same depository institution are insured by the FDIC up to $250,000. Please see "FDIC Insurance" in the Base Disclosure Statement for more details.

What are the U.S. federal income tax consequences of purchasing the CDs?

The Issuer intends to treat the CDs as "contingent payment debt instruments" for U.S. federal income tax purposes. U.S. Holders (as defined under "Certain U.S. Federal Income Tax Considerations") will be required to include in their taxable income for each year an amount of ordinary income equal to the "original issue discount" ("OID") on the CDs for that year. The OID is included in income and taxable at ordinary income rates, even though holders will not receive any payment on the CDs until maturity.

The amount of OID that must be taken into income in each year will be calculated on the basis of the "comparable yield" of the CDs, which is the yield at which the Issuer would issue a non-contingent fixed-rate debt instrument having terms and conditions similar to those of the CDs. The comparable yield is determined by the Issuer as of the issuance date solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the CDs.

The Issuer will prepare a "projected payment schedule" that produces the comparable yield. If the actual yield on the CDs exceeds the corresponding amount on the projected payment schedule, the excess will be taxed as additional OID income to the U.S. Holder. Any gain recognized by a U.S. Holder on the sale, exchange or other disposition of a CD will constitute ordinary interest income.

Prospective depositors should see "Certain U.S. Federal Income Tax Considerations" below and consult their tax advisors regarding the tax consequences to them of a purchase of the CDs.

What about liquidity?

Although not obligated to do so, and subject to regulatory constraints, the Issuer or its affiliate is generally willing to repurchase or purchase the CDs from depositors at any time for so long as the CDs are outstanding on terms described above (see "—What amount will depositors receive if they are able to sell their CDs prior to maturity through an early redemption?"). There is currently no established secondary trading market for the CDs. There is no assurance that a secondary market for the CDs will develop, or if it develops, that it will continue. In the event that a depositor could find a buyer of his or her CD, it is likely that the price the depositor would receive would be net of fees, commissions and/or discounts payable in connection with the sale of the CD prior to its maturity in the secondary market. Prospective depositors should carefully consider all of the information set forth in these Terms and Conditions and the Base Disclosure Statement and, in particular, should evaluate the specific risk factors set forth under "Risk Factors".

What about fees?

HSBC Securities (USA) Inc., an affiliate of the Issuer, will act as an agent in connection with purchases of the CDs by affiliated or unaffiliated third party distributors (the "Agents"). The Agents will receive a fee or be allowed a discount as compensation of up to 3.50% per CD, or $35.00 per $1,000 Principal Amount. In certain instances, an additional fee may be paid to the Agents in connection with their costs associated with the continuing implementations of systems to support the CDs. Of the $35.00 per $1,000 Principal Amount received by HSBC Securities (USA) Inc., acting as agent for HSBC, HSBC Securities (USA) Inc. will pay Morgan Stanley Wealth Management a structuring fee of up to $5.00 for each CD. See "The Distribution" in the Base Disclosure Statement and below.

What about ERISA eligibility?

The CDs are not eligible for purchase by, on behalf of or with the assets of, Plans (as defined in "Certain ERISA Considerations" in the Base Disclosure Statement) unless the purchase and holding of the CDs does not and will not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or Similar Law. In view of the fact that the CDs represent deposits with the Issuer, fiduciaries should take into account the prohibited transaction exemption described in ERISA Section 408(b)(4), relating to the investment of plan assets in deposits bearing a reasonable rate of interest in a financial institution supervised by the United States or a state, and/or Part IV of PTCE 81-8, relating to transactions involving short-term investments, specifically certificates of deposit. (See "Certain ERISA Considerations" in the Base Disclosure Statement.) Each initial purchaser of a CD and each transferee thereof shall be deemed to represent and covenant that, throughout the period that it holds CDs, either (a) it is not, and is not acquiring CDs with the assets of, a Plan, or (b) that its purchase, holding and disposition of the CDs will not constitute a non-exempt prohibited transaction under Section 406 of ERISA, section 4975 of the Code, or Similar Law.

RISK FACTORS

Purchasing the CDs is not equivalent to investing directly in the constituent securities of the Index. It is suggested that prospective depositors considering purchasing CDs reach a decision to purchase only after carefully considering, with their financial, legal, tax, accounting and other advisors, the suitability of the CDs in light of their particular circumstances and the risk factors set forth below and other information set forth in these Terms and Conditions and the accompanying Base Disclosure Statement.

As you review the "Risk Factors" section in the accompanying Base Disclosure Statement, you should pay particular attention to the following sections:

• "— Risks Relating to All CD Issuances";

• "—Additional Risks Relating to CDs with a Reference Asset that is an Equity Share or Equity Index"; and

• "—Additional Risks Relating to CDs with a Maximum Limitation, Maximum Rate, Ceiling or Cap".

You will be subject to certain risks not associated with conventional fixed-rate or floating-rate CDs or debt securities. Furthermore, amounts due under the CDs are subject to the Issuer's credit risk and FDIC insurance limits. The CDs are not suitable for purchase by all investors. No investor should purchase the CDs unless he or she understands and is able to bear the associated market, liquidity and yield risks.

The CDs are not ordinary certificates of deposit and the return on the CDs is uncertain and could be as low as 0%.

The Interest Payment Amount will be uncertain and will depend on the Closing Level of the Index on the Valuation Date. There can be no assurance that the Final Return will be greater than 0% (corresponding to a 0% APY), such that you will receive a minimum return on the CDs that is greater than 0%. Therefore, your return on the CDs may be as low as 0%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. The return on your CDs may be less than returns otherwise payable on ordinary certificates of deposit issued by us with similar maturities. You should consider, among other things, the overall potential return on the CDs as compared to other investment alternatives.

The return on the CDs is limited by the Maximum Cap.

You will not participate in any appreciation in the level of the Index (as multiplied by the Participation Rate) beyond the Maximum Cap of at least 72% (to be determined on the Pricing Date). You will not receive a return on the CDs greater than the Maximum Cap.

The amount payable on the CDs is not linked to the level of the Index at any time other than on the Valuation Date.

The Final Level will be the Closing Level of the Index on the Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Index appreciates during the term of the CDs on days other than the Valuation Date, but then decreases on the Valuation Date, the Maturity Redemption Amount will be less, and may be significantly less, than it would have been had the Maturity Redemption Amount been linked to the level of the Index prior to such decrease. Although the actual level of the Index on the Maturity Date or at other times during the term of the CDs may be higher than the Final Level, the Maturity Redemption Amount will be based solely on the Closing Level of the Index on the Valuation Date.

The CDs are subject to our credit risk.

The CDs are our deposit obligations and are not, either directly or indirectly, an obligation of any third party. Any Principal Amount of a CD, together with any other deposits held in the same right and capacity with us as the Issuer, that exceeds the applicable FDIC insurance limits, as well as any amounts payable under the CDs that are not insured by FDIC insurance, are subject to our credit risk, as Issuer of the CDs. As a result, the actual and perceived creditworthiness of us may affect the market value of the CDs and, in the event we were to default on our obligations, you may not receive any of the amounts owed to you under the terms of the CDs in excess of the amounts covered by the applicable FDIC insurance.

The Estimated Initial Value of the CDs, which will be determined by us on the Pricing Date, will be less than the Issue Price and may differ from the market value of the CDs in the secondary market, if any.

The Estimated Initial Value of the CDs will be calculated by us on the Pricing Date and will be less than the Issue Price. The Estimated Initial Value will reflect a fixed-income component with the same maturity as the CDs, valued using an internal funding rate and the value of the embedded derivatives. The value of the embedded derivatives will be determined by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the CDs that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The internal funding rate will be based on, among other things, our view of the funding value of the CDs as well as the issuance, operational and ongoing costs of the CDs. Our use of an internal funding rate may have an adverse effect on the terms of the CDs and any secondary market prices of the CDs.

The price of your CDs in the secondary market, if any, immediately after the Pricing Date will be less than the Issue Price.

The Issue Price includes certain embedded costs. These costs, which will be used or retained by us or one of our affiliates, include distribution fees, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the CDs and the costs associated with structuring and hedging our obligations under the CDs. If you were to sell your CDs in the secondary market, if any, immediately after the Settlement Date, the price you would receive for your CDs would be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your CDs in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Index and changes in market conditions, and cannot be predicted with accuracy. The CDs are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the CDs to maturity. Any sale of the CDs prior to maturity could result in a loss to you.

If we were to repurchase your CDs immediately after the Settlement Date, the price you receive may be higher than the Estimated Initial Value of the CDs.

Assuming that all relevant factors remain constant after the Settlement Date, the price at which we may initially buy or sell the CDs in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 24 months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to depositors a portion of the estimated cost of hedging our obligations under the CDs and other costs in connection with the CDs that we will no longer expect to incur over the term of the CDs. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the CDs and any agreement we may have with the distributors of the CDs. The amount of our estimated costs which we effectively reimburse to depositors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the CDs based on changes in market conditions and other factors that cannot be predicted.

Depositors will be subject to an Early Redemption Fee if they choose to redeem the CDs early, and therefore they may not receive proceeds equal to the full Principal Amount of their CDs upon an early redemption.

The CDs are designed so that if, and only if, they are held to maturity, the depositor will receive at least the Principal Amount. Unless the redemption is the result of the exercise of the Successor Option and the Principal Amount of such redemption does not exceed the Successor Option Limit Amount (as described further herein), if a depositor chooses to redeem the CDs early, and is able to do so, the depositor will not be entitled to the Interest Payment Amount. In addition, the proceeds received by such a depositor, though based on the full Principal Amount, will be adjusted by an Early Redemption Fee. See "Summary of Terms—Early Redemption Amount." As a result, the proceeds payable upon an early redemption may be less (and may be substantially less) than the Principal Amount of the CDs.

There is no current secondary market for the CDs.

The CDs will not be listed on any securities exchange or quotation system, and as a result, it is unlikely that a secondary market for the CDs will develop. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the CDs easily, and you may only be able to sell your CDs, if at all, at a price less than the Principal Amount of your CDs. These CDs are designed to be held to maturity.

Potential conflicts of interest may exist.

We and our affiliates play a variety of roles in connection with the issuance of the CDs, including acting as Calculation Agent and hedging our obligations under the CDs. In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as a depositor in the CDs. We will not have any obligation to consider your interests as a depositor in taking any action that might affect the value of your CDs.

We or our affiliates are not affiliated with the Reference Index Sponsor, and changes that affect the Index will affect the market value of the CDs and the amount you will receive at maturity.

The policies of the Reference Index Sponsor concerning additions, deletions and substitutions of the constituents comprising the Index and the manner in which the Reference Index Sponsor takes account of certain changes affecting those constituents may affect the level of the Index. The policies of the Reference Index Sponsor with respect to the calculation of the Index could also affect the level of the Index. The Reference Index Sponsor may discontinue or suspend calculation or dissemination of the Index. Any such actions could affect the market value of and return on the CDs. We or our affiliates are not affiliated with the Reference Index Sponsor. The Reference Index Sponsor will not have any obligation to consider your interests as a holder of the CDs in taking any action that might affect the level of the Index and the CDs.

Risks associated with non-U.S. companies.

The level of the Index depends upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the securities. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the SX5E and, as a result, the return on the CDs.

The CDs will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the Index are traded in the euro, and your CDs are denominated in U.S. dollars, the amount payable on your CDs will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the European economies that in turn may affect the level of the Index, and therefore the return on your CDs. The amount we will pay in respect of your CDs on the Stated Maturity Date will be determined solely in accordance with the procedures described in this document.

Original issue discount consequences of the CDs; U.S. federal income tax consequences.

The Issuer intends to treat the CDs as "contingent payment debt instruments" for U.S. federal income tax purposes. U.S. Holders (as defined under "Certain U.S. Federal Income Tax Considerations") will be required to include in their taxable income for each year an amount of ordinary income equal to the OID on the CDs for that year. The OID is included in income and taxable at ordinary income rates, even though holders will not receive any payment on the CDs until maturity.

The amount of OID that must be taken into income in each year will be calculated on the basis of the "comparable yield" of the CDs, which is the yield at which the Issuer would issue a non-contingent fixed-rate debt instrument having terms and conditions similar to those of the CDs. The comparable yield is determined by the Issuer as of the issuance date solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the CDs.

The Issuer will prepare a "projected payment schedule" that produces the comparable yield. If the actual yield on the CDs exceeds the corresponding amount on the projected payment schedule, the excess will be taxed as additional OID income to the U.S. Holder. Any gain recognized by a U.S. Holder on the sale, exchange or other disposition of a CD will constitute ordinary interest income.

Prospective depositors should see "Certain U.S. Federal Income Tax Considerations" below and consult their tax advisors regarding the tax consequences to them of a purchase of the CDs.

DESCRIPTION OF THE CERTIFICATES OF DEPOSIT

The following information is a summary of the CD itself and the Index to which the CD is linked. Prospective depositors should also carefully review the "Description of the CDs" section in the Base Disclosure Statement. All disclosures contained in these Terms and Conditions regarding the Index, including its composition, method of calculation, historical levels and changes in its components, are derived from publicly available information prepared by the Reference Index Sponsor.

Information with Respect to the Index

Each potential depositor of a CD should review the reports and other information, posted on websites or otherwise made publicly available by the Reference Index Sponsor with respect to the Index. Depositors of the CDs are hereby informed that the reports and other information that is publicly available to which depositors are referred are not and will not be "incorporated by reference" herein. Neither the Issuer of the CDs nor any of its affiliates will undertake to review the financial condition or affairs of the Reference Index Sponsor during the life of the CDs or to advise any depositor or potential depositor in the CDs of any information coming to the attention of the Issuer of the CDs or any affiliate thereof. Additional information with respect to the Index is set forth in Annex A.

Adjustments to the Valuation Date

If the scheduled Valuation Date is not a Scheduled Trading Day for the Index, then the Valuation Date will be the next day that is a Scheduled Trading Day. If a Market Disruption Event exists on the scheduled Valuation Date, then the Valuation Date will be the next Scheduled Trading Day on which a Market Disruption Event does not exist. If a Market Disruption Event exists on five consecutive Scheduled Trading Days, then that fifth Scheduled Trading Day will be the Valuation Date, and the Calculation Agent will determine the Final Level on that date in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of that Market Disruption Event, using the Relevant Exchange traded or quoted price of each security comprised in the Index (or if an event giving rise to a Market Disruption Event has occurred with respect to a relevant security on that fifth Scheduled Trading Day, its good faith estimate of the value for the relevant security). If the Valuation Date is postponed, then the Maturity Date will also be postponed until the third business day following the postponed Valuation Date and no interest will be payable in respect of such postponement.

Maturity Redemption Amount and Interest Payment Amount

At maturity (and not upon an Early Redemption by Depositor), the amount depositors will receive for each CD will be equal to the Maturity Redemption Amount, which will equal (A) the Principal Amount of the CD plus (B) the Interest Payment Amount. The Interest Payment Amount will be equal to the Principal Amount multiplied by the greater of (i) 0% (corresponding to a 0% APY) and (ii) the Final Return, as described in the "Summary of Terms" above. The Final Return will be the lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap. The Index Return will be equal to the quotient of (A) the Final Level minus the Initial Level, divided by (B) the Initial Level. The Final Level will be the level of the Index on the Valuation Date. The Maximum Cap will be at least 72% (to be determined on the Pricing Date). The APY on the CDs is only determinable at maturity.

Successor Option

Notwithstanding anything to the contrary in the Base Disclosure Statement, in the event of the death or adjudication of incompetence of any depositor of a CD, the redemption of the Principal Amount of the CDs of that depositor will be permitted, without any Early Redemption Fee, subject to the limits and restrictions described herein (such right to redeem the deposit shall be referred to as the "Successor Option"). In such circumstances, a written notice of the proposed redemption must be given to the depositor's Agent and the Bank, together with appropriate documentation to support the request, each within 180 days of the death or adjudication of incompetence of the depositor. Such depositor (i) must have owned the CDs being submitted for early redemption at the time of his or her death or adjudication of incompetence and (ii) must have been the initial depositor of the CDs (excluding any Agents) (such depositor, the "Initial Depositor"). If the foregoing conditions are not met, redemptions of any Principal Amount of CDs prior to maturity will be subject to the terms of the section in these Terms and Conditions entitled "Summary of Terms—Early Redemption by Depositor" and the terms of the section in the Base Disclosure Statement entitled "Description of the CDs—Early Redemptions—Depositor Redemption." CDs that are redeemed early will not be entitled to the Interest Payment Amount or any other payment that would otherwise have been due and payable after the date of redemption of the CDs if the Successor Option had not been exercised.

These CDs are Limited Successor Option CDs (as defined below). As such, the redemption of the aggregate Principal Amount under the Successor Option provision across all Limited Successor Option CDs held by an Initial Depositor may not exceed the Successor Option Limit Amount (as defined below). Any redemption request in excess of this amount shall be subject to the terms of the section in these Terms and Conditions entitled "Summary of Terms—Early Redemption by Depositor" and the terms of the section in the Base Disclosure Statement entitled "Description of the CDs—Early Redemptions—Depositor Redemption." In addition, if redemption is requested from more than one issuance or by more than one beneficiary of Limited Successor Option CDs, the Successor Option Limit Amount will be applied to the aggregate of all such multiple redemption requests, and shall be applied to such redemption requests in the order received by the Bank.

"Limited Successor Option CDs" are any certificates of deposit designated as such in the applicable Terms and Conditions. The "Successor Option Limit Amount" is $1,000,000. In the event the Initial Depositor has purchased Limited Successor Option CDs with different Successor Option Limit Amounts, the Successor Option Limit Amount applicable to the aggregate amount of such CDs being simultaneously redeemed will be the highest Successor Option Limit Amount applicable to any of such Limited Successor Option CDs.

Please refer to the section herein entitled "Summary of Terms—Successor Option" and the section entitled "Description of the CDs—Early Redemptions—Redemption upon the Death or Adjudication of Incompetence of a Depositor" in the Base Disclosure Statement.

Early Redemption by Depositor

Although not obligated to do so, and subject to regulatory constraints, the Bank or its affiliate is generally willing to repurchase or purchase the CDs from depositors upon request as described herein and for so long as the CDs are outstanding. Please refer to the section herein entitled "Summary of Terms—Early Redemption by Depositor" and the "Description of the CDs—Early Redemptions" section of the Base Disclosure Statement.

Ratings

The CDs will not be rated by any rating agency.

The Calculation Agent

The Issuer is the Calculation Agent with regard to the CDs and is solely responsible for the determination and calculation of the Maturity Redemption Amount (including the components thereof) and any other determinations and calculations with respect to the CDs, as well as for determining whether a Market Disruption Event has occurred and for making certain other determinations with regard to the Index. All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on the Issuer and depositors of the CDs, absent manifest error and provided that the Calculation Agent shall be required to act in good faith in making any determination or calculation. If the Calculation Agent uses discretion to make a determination or calculation, the Calculation Agent will notify the Issuer, who will provide notice to DTC in respect of the CDs.

The Calculation Agent may have economic interests adverse to those of the depositors of the CDs, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Level, the Final Level, the Index Return, the Final Return and the Maturity Redemption Amount, in determining whether a Market Disruption Event has occurred, and in making certain other determinations with regard to the Index. The Calculation Agent will not be liable for any loss, liability, cost, claim, action, demand or expense (including, without limitation, all costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from its own willful default or gross negligence or that of its officers or agents. Nothing shall prevent the Calculation Agent or its affiliates from dealing in the CDs or from entering into any related transactions, including any swap or hedging transactions, with any depositor of CDs. The Calculation Agent may resign at any time; however, resignation will not take effect until a successor Calculation Agent has been appointed.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index. We cannot predict the Closing Level of the Index on the Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Index used in the illustrations below is not the actual Initial Level of the Index. You should not take these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis.

The following table and examples indicate how the Maturity Redemption Amount would be calculated with respect to a hypothetical $1,000 deposit in the CDs. The table and the examples below assume that there is no early redemption, that the CDs are held to maturity, and that the Initial Level of the Index is 3,000, and reflect a Maximum Cap of at least 72% (to be determined on the Pricing Date), a minimum return of 0% and the Participation Rate of 100%.

Index Return ((Final Level – Initial Level) / Initial Level)	Final Return (Based on the Participation Rate of 100% and a Maximum Cap of 72%)	Interest Payment Amount (the Principal Amount Multiplied by the Greater of (a) 0% (0% APY) and (b) the Final Return)	Maturity Redemption Amount (the Principal Amount Plus the Interest Payment Amount)	Total Return on the CDs	APY
100.00%	72.00%	$720.00	$1,720.00	72.00%	7.50%
90.00%	72.00%	$720.00	$1,720.00	72.00%	7.50%
80.00%	72.00%	$720.00	$1,720.00	72.00%	7.50%
72.00%	**72.00%**	**$720.00**	**$1,720.00**	**72.00%**	7.50%
60.00%	60.00%	$600.00	$1,600.00	60.00%	6.47%
50.00%	50.00%	$500.00	$1,500.00	50.00%	5.56%
40.00%	40.00%	$400.00	$1,400.00	40.00%	4.59%
30.00%	30.00%	$300.00	$1,300.00	30.00%	3.56%
20.00%	20.00%	$200.00	$1,200.00	20.00%	2.46%
10.00%	10.00%	$100.00	$1,100.00	10.00%	1.28%
0.00%	**0.00%**	**$0.00**	**$1,000.00**	**0.00%**	**0.00%**
-10.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-20.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-30.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-40.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-50.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-60.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-70.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-80.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-90.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%
-100.00%	0.00%	$0.00	$1,000.00	0.00%	0.00%

Because the Interest Payment Amount per $1,000 CD will not be less than $0, you will always receive at maturity at least $1,000 per $1,000 in Principal Amount.

The CDs are intended to be long term deposits and, as such, should be held to maturity. They are not intended to be short-term trading instruments. The price at which you will be able to sell your CDs prior to maturity may be substantially less than the Principal Amount of the CDs, even in cases where the level of the Index has increased since the Pricing Date. The potential returns described here assume that your CDs are held to maturity.

Example 1: The Index level increases over the term of the CDs.

Initial Level:	3,000
Final Level:	3,300
Index Return:	10.00%
Minimum Return:	0.00%
Maximum Cap:	72.00%
Participation Rate:	100.00%
Final Return:	10.00%

In this example, you will receive a return of 10.00% at maturity, corresponding to an APY of 1.28%.

At maturity, depositors will receive the Maturity Redemption Amount, which will equal the Principal Amount plus the Interest Payment Amount. The Interest Payment Amount equals the Principal Amount multiplied by the greater of (A) 0% (corresponding to a 0% APY) and (B) the Final Return, and the Final Return equals the lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap. Since the Index Return multiplied by the Participation Rate is greater than 0% but less than the Maximum Cap, the CDs would pay $1,100 at maturity.

Example 1 shows that where the Index Return multiplied by the Participation Rate is greater than 0% but less than the Maximum Cap, the depositor will receive a return equal to the Index Return multiplied by the Participation Rate.

Example 2: The Index level decreases over the term of the CDs.

Initial Level:	3,000
Final Level:	2,700
Index Return:	-10.00%
Minimum Return:	0.00%
Maximum Cap:	72.00%
Participation Rate:	100.00%
Final Return:	0.00%

In this example, you will receive a return of 0.00% at maturity, corresponding to an APY of 0.00%.

At maturity, depositors will receive the Maturity Redemption Amount, which will equal the Principal Amount plus the Interest Payment Amount. The Interest Payment Amount equals the Principal Amount multiplied by the greater of (A) 0% (corresponding to a 0% APY) and (B) the Final Return, and the Final Return equals the lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap. Since the Index Return multiplied by the Participation Rate is less than 0%, the CDs would pay $1,000 at maturity.

Example 2 shows that where the Index Return multiplied by the Participation Rate is less than 0%, the depositor will only receive a return equal to 0%, which may be less than the return that the depositor would have received if he or she had purchased a conventional CD or debt security.

Example 3: The Index level increases over the term of the CDs.
The Index Return is greater than the Maximum Cap.

Initial Level	3,000
Final Level:	6,000
Index Return:	100.00%
Minimum Return:	0.00%
Maximum Cap:	72.00%
Participation Rate:	100.00%
Final Return:	72.00%

In this example, you will receive a return of 72.00% at maturity, corresponding to an APY of 7.50%.

At maturity, depositors will receive the Maturity Redemption Amount, which will equal the Principal Amount plus the Interest Payment Amount. The Interest Payment Amount equals the Principal Amount multiplied by the greater of (A) 0% (corresponding to a 0% APY) and (B) the Final Return, and the Final Return equals the lesser of (i) the Index Return multiplied by the Participation Rate, and (ii) the Maximum Cap. Since the Index Return multiplied by the Participation Rate is greater than the Maximum Cap, the CDs would pay $1,720 at maturity.

Example 3 shows that where the Index Return multiplied by the Participation Rate is greater than the Maximum Cap, the depositor will receive a return equal to the Maximum Cap.

THE DISTRIBUTION

Please refer to the section entitled "The Distribution" in the Base Disclosure Statement.

FDIC INSURANCE

The following disclosures are intended to supplement and, where conflicting, supersede the disclosures regarding deposit insurance herein and in the accompanying Base Disclosure Statement, including the section entitled "FDIC Insurance" included therein.

The CDs are protected by federal deposit insurance provided by the Deposit Insurance Fund (the "DIF"), which is administered by the FDIC and backed by the full faith and credit of the U.S. Government, up to a maximum amount for all deposits held in the same ownership capacity per depository institution (the "Maximum Insured Amount"), which currently is $250,000. The maximum amount of deposit insurance available in the case of deposits in certain retirement accounts (the "Maximum Retirement Account Amount") also is $250,000 per participant per insured depository institution. The Maximum Insured Amount and the Maximum Retirement Account Amount may be adjusted for inflation beginning April 1, 2010 and each fifth year thereafter. Accordingly, holders of CDs whose Principal Amount plus accrued Interest Payment Amount that exceed the applicable federal deposit insurance limit will not be insured by the FDIC for the Principal Amount plus accrued Interest Payment Amount exceeding such limits. Any accounts or deposits a holder maintains directly with the Issuer in the same ownership capacity as such holder maintains its CDs would be aggregated with such CDs for purposes of the Maximum Insured Amount or the Maximum Retirement Account Amount, as applicable.

You should not rely on the availability of FDIC insurance to the extent the Principal Amount of CDs and any unpaid return in excess of the Principal Amount which, together with any other deposits that you maintain with us in the same ownership capacity, is in excess of the applicable FDIC insurance limits. The FDIC has taken the position that any secondary market premium paid by you in excess of the Principal Amount is not covered by FDIC insurance. In addition, the FDIC may also take the position that no portion of the return in excess of the Principal Amount for any interest period is insured unless the total applicable return in excess of the Principal Amount for that interest period has been determined at the point that FDIC insurance payments become necessary.

You are responsible for determining and monitoring the FDIC insurance coverage limits that are applicable to you in purchasing any CDs. We do not undertake to determine or monitor the FDIC insurance coverage that may be available to you. You should make your own investment decision regarding the CDs and FDIC insurance coverage after consulting with your legal, tax, and other advisors. Please consult with your attorney or tax advisor to fully understand all of the legal consequences associated with any account ownership change you may be considering to maximize your deposit insurance coverage. Please also refer to www.fdic.gov for a full explanation and examples of deposit coverage for the account ownership types below, particularly for revocable trusts, and for other forms of ownership as the following information is a general summary and is not a complete statement of the FDIC insurance coverage limits.

The application of the federal deposit insurance limitation per depository institution in certain common factual situations is illustrated below. Please also refer to www.fdic.gov for a full explanation and examples of deposit coverage for the account ownership types below as the following information is a general summary and is not a complete statement of the FDIC insurance coverage limits.

- *Individual Customer Accounts.* Funds owned by an individual and held in an account in the name of an agent or nominee of such individual (such as the CDs held in a brokerage account) are not treated as owned by the agent or nominee, but are added to other deposits of such individual held in the same legal capacity and are insured up to the Maximum Insured Amount in the aggregate.

- *Custodial Accounts.* Funds in accounts held by a custodian, guardian or conservator (for example, under the Uniform Gifts to Minors Act) are not treated as owned by the custodian, but are added to other deposits of the minor or other beneficiary held in the same legal capacity and are insured up to the Maximum Insured Amount in the aggregate.

- *Joint Accounts.* The interest of each co-owner in funds in an account held under any form of joint ownership valid under applicable state law may be insured up to the Maximum Insured Amount in the aggregate with other jointly held funds of such co-owner, separately and in addition to the Maximum Insured Amount allowed on other deposits individually owned by any of the co-owners of such account (hereinafter referred to as a "Joint Account"). Joint Accounts will be insured separately from such individually owned accounts only if each of the co-owners is an individual person, has a right of withdrawal on the same basis as the other co-owners and has signed the deposit account signature card (unless the account is a CD or is established by an agent, nominee, guardian, custodian, executor or conservator). If the Joint Account meets the foregoing criteria then it will be deemed to be jointly owned; as long as the account records of the Issuer are clear and unambiguous as to the ownership of the account. However, if the account records are ambiguous or unclear as to the manner in which the account is owned, then the FDIC may consider evidence other than such account records to determine ownership. The names of two or more persons on a deposit account will be conclusive evidence that the account is a Joint Account unless the deposit records as a whole are ambiguous and some other evidence indicates that there is a contrary ownership capacity. In the event an individual has an interest in more than one Joint Account and different co-owners are involved, his or her interest in all of such Joint Accounts (subject to the limitation that such individual's insurable interest in any one account may not exceed the Maximum Insured Amount divided by the number of owners of such account) is then added together and insured up to the Maximum Insured Amount in the aggregate, with the result that no individual's insured interest in the joint account category can exceed the Maximum Insured Amount. For deposit insurance purposes, the co-owners of any Joint Account are deemed to have equal interests in the Joint Account unless otherwise stated in the Issuer's records.

- *Entity Accounts.* The deposit accounts of any corporation, partnership or unincorporated association that is operated primarily for some purpose other than to increase deposit insurance are added together and insured up to the Maximum Insured Amount in the aggregate per depository institution.

- *Retirement and Employee Benefit Plans and Accounts.*

  - *Generally.* You may have interests in various retirement and employee benefit plans and accounts that are holding deposits of the Issuer. The amount of deposit insurance you will be entitled to will vary depending on the type of plan or account and on whether deposits held by the plan or account will be treated separately or aggregated with the deposits of the Issuer held by other plans or accounts. It is therefore important to understand the type of plan or account holding the CD. The following sections entitled "Pass-Through Deposit Insurance for Retirement and Employee Benefit Plan Deposits" and "Aggregation of Retirement and Employee Benefit Plans and Accounts" generally discuss the rules that apply to deposits of retirement and employee benefit plans and accounts.

  - *Pass-Through Deposit Insurance for Retirement and Employee Benefit Plan Deposits.* Subject to the limitations discussed below, under FDIC regulations, an individual's non-contingent interest in the deposits of one depository institution held by certain types of employee benefit plans are eligible for insurance on a "pass-through" basis up to the applicable deposit insurance limits for that type of plan. This means that, instead of an employee benefit plan's deposits at one depository institution being entitled to deposit insurance based on its aggregated deposits in the Issuer, each participant in the employee benefit plan is entitled to insurance of his or her interest in the employee benefit plan's deposits of up to the applicable deposit insurance limits per institution (subject to the aggregation of the participant's interests in different plans, as discussed below). The pass-through insurance provided to an individual as an employee benefit plan participant is in addition to the deposit insurance allowed on other deposits held by the individual at the issuing institution. However, pass-through insurance is aggregated across certain types of accounts. See the section entitled "Aggregation of Retirement and Employee Benefit Plans and Accounts."

  - A deposit held by an employee benefit plan that is eligible for pass-through insurance is not insured for an amount equal to the number of plan participants multiplied by the applicable deposit insurance limits. For example, assume an employee benefit plan that is a Qualified Retirement Account (defined below), i.e., a plan that is eligible for deposit insurance coverage up to the Maximum Retirement Account Amount per qualified beneficiary, owns $500,000 in deposits at one institution and the plan has two participants, one with a vested non-contingent interest of $350,000 and one with a vested non-contingent interest of $150,000. In this case, the individual with the $350,000 interest would be insured up to the $250,000 Maximum Retirement Account Amount limit, and the individual with the $150,000 interest would be insured up to the full value of such interest.

  - Moreover, the contingent interests of employees in an employee benefit plan and overfunded amounts attributed to any employee defined benefit plan are not insured on a pass-through basis. Any interests of an employee in an employee benefit plan deposit which are not capable of evaluation in accordance with FDIC rules (i.e., contingent interests) will be aggregated with the contingent interests of other participants and insured up to the applicable deposit insurance limits. Similarly, overfunded amounts are insured, in the aggregate for all participants, up to the applicable deposit insurance limits separately from the insurance provided for any other funds owned by or attributable to the employer or an employee benefit plan participant.

  - *Aggregation of Retirement and Employee Benefit Plans and Accounts.*

    - *Self-Directed Retirement Accounts.* The Principal Amount of deposits held in Qualified Retirement Accounts, plus accrued but unpaid interest, if any, are protected by FDIC insurance up to a maximum of the Maximum Retirement Account Amount for all such deposits held by you at the issuing depository institution. "Qualified Retirement Accounts" consist of (i) any individual retirement account ("IRA"), (ii) any eligible deferred compensation plan described in section 457 of the Code, (iii) any individual account plan described in section 3(34) of ERISA, to the extent the participants and beneficiaries under such plans have the right to direct the investment of assets held in the accounts and (iv) any plan described in section 401(d) of the Code, to the extent the participants and beneficiaries under such plans have the right to direct the investment of assets held in the accounts. The FDIC sometimes generically refers to this group of accounts as "self-directed retirement accounts." Supplementary FDIC materials indicate that Roth IRAs, self-directed Keogh Accounts, Simplified Employee Pension plans, Savings Incentive Match Plans for Employees and self-directed defined contribution plans (such as 401(k) plans) are intended to be included within this group of

Qualified Retirement Accounts. Coverdell education savings accounts, Health Savings Accounts, Medical Savings Accounts, accounts established under section 403(b) of the Code and defined-benefit plans are NOT Qualified Retirement Accounts and do NOT receive the Maximum Retirement Account Amount of federal deposit insurance.

- *Other Employee Benefit Plans.* Any employee benefit plan, as defined in Section 3(3) of ERISA, plan described in Section 401(d) of the Code, or eligible deferred compensation plan under section 457 of the Code, that does not constitute a Qualified Retirement Account – for example, certain employer-sponsored profit sharing plans -- can still satisfy the requirements for pass-through insurance with respect to non-contingent interests of individual plan participants, provided that FDIC requirements for recordkeeping and account titling are met ("Non-Qualifying Benefit Plans"). Defined contribution plan accounts and Keogh accounts that are not "self-directed" also generally would be treated as Non-Qualifying Benefit Plans. For Non-Qualifying Benefit Plans, the amount subject to federal deposit insurance is the Maximum Insured Amount. Under FDIC regulations, an individual's interests in Non-Qualifying Benefit Plans maintained by the same employer or employee organization (e.g., a union) which are holding deposits at the same institution will be insured up to the Maximum Insured Amount in the aggregate, separate from other accounts held at the same depository institution in other ownership capacities.

- This general rule regarding pass-through insurance is subject to the following limitations and exceptions:

  - *Total Coverage Might Not Equal the Maximum Retirement Account Amount Times the Number of Participants.* Each deposit held by an employee benefit plan may not necessarily be insured for an amount equal to the number of participants multiplied by the Maximum Retirement Account Amount. For example, suppose an employee benefit plan owns $500,000 in CDs at one institution. Suppose, further, that the employee benefit plan has two participants, one with a vested non-contingent interest of $300,000 and one with a vested non-contingent interest of $200,000. The individual with the $300,000 interest would be insured up to the $250,000 Maximum Retirement Account Amount limit and the individual with the $200,000 interest would be insured up to the full value of such interest.

  - *Aggregation.* An individual's non-contingent interests in funds deposited with the same depository institution by different employee benefit plans of the same employer or employee organization are aggregated for purposes of applying this pass-through Maximum Retirement Account Amount per participant deposit insurance limit, and are insured in aggregate only up to the Maximum Retirement Account Amount per participant.

  - *Contingent Interests/Overfunding.* Any portion of an employee benefit plan's deposits that is not attributable to the non-contingent interests of employee benefit plan participants is not eligible for pass-through deposit insurance coverage, and is insured, in aggregate, only up to the Maximum Insured Amount.

To the extent that a CD purchaser expects its beneficial interest in the CDs to be fully covered by FDIC insurance, such purchaser, by purchasing a CD, is deemed to represent to the Issuer and its broker that its beneficial interest (or if it is an agent, nominee, custodian or other person who is purchasing a CD for its beneficial owners, that each beneficial owner's beneficial interest) in other deposits in the Issuer, when aggregated with the beneficial interest in the CD so purchased, to the extent that aggregation is required in determining insurance of accounts under the federal deposit insurance regulations, does not exceed the Maximum Insured Amount (or the Maximum Retirement Account Amount per participant in the case of certain retirement accounts as described above).

Payments Under Adverse Circumstances

As with all deposits, if it becomes necessary for federal deposit insurance payments to be made on the CDs, there is no specific time period during which the FDIC must make insurance payments available. Accordingly, you should be prepared for the possibility of an indeterminate delay in obtaining insurance payments.

As explained above, the deposit insurance limits apply to the principal and any interest that has been ascertained and become due on all CDs and other deposit accounts maintained by you at the Issuer in the same legal ownership category. The records maintained by the Issuer and your broker regarding ownership of CDs will be used to establish your eligibility for federal deposit insurance payments. In addition, you may be required to provide certain documentation to the FDIC and to your Broker before insurance payments are released to you. For example, if you hold CDs as trustee for the benefit of trust participants, you may also be required to furnish an affidavit to that effect; you may be required to furnish other affidavits and provide indemnities regarding an insurance payment.

In the event that insurance payments become necessary for your CDs, the FDIC is required to pay the original Principal Amount and Interest Payment Amount that have been ascertained and become due subject to the federal deposit insurance limits. No Interest Payment Amount will be earned on deposits from the time the Issuer is closed until insurance payments are received.

As an alternative to a direct deposit insurance payment from the FDIC, the FDIC may transfer the insured deposits of an insolvent institution to a healthy institution. Subject to insurance verification requirements and the limits on deposit insurance coverage, the healthy institution may assume the CDs under the original terms or offer you a choice between paying the CD off and maintaining the deposit at a different rate. Your Broker will advise you of your options in the event of a deposit transfer.

Your broker will not be obligated to you for amounts not covered by deposit insurance nor will your broker be obligated to make any payments to you in satisfaction of a loss you might incur as a result of (i) a delay in insurance payouts applicable to your CD, (ii) your receipt of a decreased interest rate on an investment replacing your CD as a result of the payment of the principal of your CD prior to its stated maturity, or (iii) payment in cash of the principal of your CD prior to its stated maturity in connection with the liquidation of the Issuer or the assumption of all or a portion of its deposit liabilities. In connection with the latter, the amount of a payment on a CD which had been purchased at a premium in the secondary market is based on the original Principal Amount and not on any premium amount. Therefore, you can lose up to the full amount of the premium as a result of such a payment. Also, your broker will not be obligated to credit your account with funds in advance of payments received from the FDIC.

CERTAIN ERISA CONSIDERATIONS

Please refer to the section entitled "Certain ERISA Considerations" in the Base Disclosure Statement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Set forth below is a summary of certain U.S. federal income tax considerations relevant to the purchase, beneficial ownership, and disposition of a CD.

For purposes of this summary, a "U.S. Holder" is a beneficial owner of a CD that is:

- an individual who is a citizen or a resident of the United States for U.S. federal income tax purposes;

- a corporation (or other entity that is treated as a corporation for U.S. federal tax purposes) that is created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

- an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if a court within the United States is able to exercise primary supervision over its administration, and one or more United States persons, as defined for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

For purposes of this summary, a "Non-U.S. Holder" is a beneficial owner of a CD that is:

- a nonresident alien individual for U.S. federal income tax purposes;

- a foreign corporation for U.S. federal income tax purposes;

- an estate, the income of which is not subject to U.S. federal income tax on a net income basis; or

- a trust if no court within the United States is able to exercise primary jurisdiction over its administration or if no United States persons, as defined for U.S. federal income tax purposes, have the authority to control all of its substantial decisions.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the "Code"), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein. This summary addresses only holders that purchase CDs at initial issuance and beneficially own such CDs as capital assets and not as part of a "straddle," "hedge," "synthetic security" or a "conversion transaction" for U.S. federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular depositors or to depositors subject to special treatment under the U.S. federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; depositors that hold their CDs through a partnership or other entity treated as a partnership for U.S. federal tax purposes; depositors whose functional currency is not the U.S. dollar; certain former citizens or residents of the United States; persons subject to the alternative minimum tax; retirement plans or other tax-exempt entities, or persons holding the CDs in tax-deferred or tax-advantaged accounts; or "controlled foreign corporations" or "passive foreign investment companies" for U.S. federal income tax purposes). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder of CDs, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the CDs. This summary assumes that the issue price of the CDs, as determined for U.S. federal income tax purposes, equals the Principal Amount thereof.

PROSPECTIVE PURCHASERS OF THE CDs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CDs.

In General

The Issuer intends to treat the CDs as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the "IRS") and U.S. Holders will be consistent with such treatment, and each holder will agree to treat the CDs as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on that approach. Depositors should be aware, however, that the IRS is not bound by the Issuer's characterization of the CDs as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the CDs for U.S. federal income tax purposes. If the CDs are not in fact treated as debt instruments of the Issuer for U.S. federal income tax purposes, then the U.S. federal income tax treatment of owning and disposing of the CDs could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a CD could differ from the timing and character of income, gain or loss recognized in respect of the CD had the CD in fact been treated as a debt instrument of the Issuer for U.S. federal income tax purposes.

The Issuer will not attempt to ascertain whether any of the entities whose stock is included in the Index would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If any entity whose stock is included in the Index were so treated, certain adverse U.S. federal income tax consequences might apply to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder in the case of a USRPHC. You should refer to information filed with the Commission and other authorities by any entity whose stock is included in the Index, and consult your tax advisor regarding the possible consequences to you if any entity whose stock is included in the Index is or becomes a PFIC or a USRPHC.

Tax Treatment of U.S. Holders

Accrual of Original Issue Discount

The CDs generally will be subject to special rules, set forth in Treasury regulations, governing contingent payment debt instruments ("CPDIs"), and the Issuer and the holders will agree to treat the CDs as CPDIs for U.S. federal income tax purposes. Under the Treasury regulations governing CPDIs, accruals of income, gain, loss and deduction with respect to the CDs will be determined under the "noncontingent bond method". Under the noncontingent bond method, U.S. Holders of the CDs will accrue original issue discount ("OID") over the term of the CDs based on the CDs' comparable yield.

In general, the comparable yield of the CDs is equal to the yield at which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the CDs, including level of subordination, term, timing of payments, and general market conditions. The comparable yield is determined by the Issuer as of the issuance date solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the CDs.

Based on these factors, in order to illustrate the application of the noncontingent bond method to the CDs, the Issuer has estimated that the comparable yield on the CDs, solely for U.S. federal income tax purposes, will be 1.60% per annum (compounded annually). However, the actual comparable yield may vary depending upon market conditions on the date the CDs are issued and will be reported in the Final Terms and Conditions.

Accordingly, U.S. Holders will generally accrue OID in respect of the CDs at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the "adjusted issue price" of the CDs at the beginning of each such accrual period and the comparable yield. The "adjusted issue price" of the CDs at the beginning of an accrual period will equal the issue price of the CDs plus the amount of OID previously includible in the gross income of the U.S. Holder. The issue price of the CDs will be the first price at which a substantial amount of the CDs are sold. The amount of OID includible in the income of each U.S. Holder for each taxable year will generally equal the sum of the "daily portions" of the total OID on the CDs allocable to each day during the taxable year on which a U.S. Holder held the CDs. Generally, the daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period. Such OID is included in income and taxed as ordinary income. Information returns indicating the amount of OID accrued on CDs held by persons of record other than corporations and certain other "exempt recipients" will be filed with the IRS and sent to such record holder.

The Issuer also is obligated by applicable U.S. federal income tax regulations to determine, solely for U.S. federal income tax purposes, a projected payment schedule for the CDs that reflects a projected payment at maturity and that produces the comparable yield. In accordance with the noncontingent bond method, and based upon the estimate of the comparable yield, the Issuer has estimated that the projected payment schedule will consist of one payment at maturity equal to $1,126.49 on the Maturity Date in respect of each deposit of $1,000. However, the actual projected payment schedule may vary depending upon market conditions on the date the CDs are issued and will be reported in the Final Terms and Conditions. Based upon the estimates of the comparable yield and the projected payment schedule for the CDs, a U.S. Holder that pays taxes on a calendar year basis, and buys a CD for $1,000 and holds it to maturity, will be required to pay taxes on the following amounts of ordinary income from the CD each year: $7.80 for 2015, $16.12 for 2016, $16.38 for 2017, $16.64 for 2018, $16.91 for 2019, $17.18 for 2020, $17.46 for 2021, $17.74 for 2022 and $0.25 for 2023. However, for 2023, the amount of ordinary income that a U.S. Holder will be required to pay taxes on from owning a CD may be greater or less than $0.25, depending on the payment at maturity. In addition, if the payment at maturity is less than $1,126.49 a U.S. Holder may have a loss for 2023.

Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the CDs are outstanding. U.S. Holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the CDs and market conditions on the date the CDs are issued. A U.S. Holder is generally bound by the comparable yield and the projected payment schedule established by the Issuer for the CDs. However, if a U.S. Holder believes that the projected payment schedule is unreasonable, a U.S. Holder must determine the comparable yield and set its own projected payment schedule for the CD and explicitly disclose the use of such schedule and the reason therefore on its timely filed U.S. federal income tax return for the taxable year in which it acquires the CDs.

The comparable yield and projected payment schedule are provided solely to comply with the applicable U.S. federal income tax regulations in order to determine the amount of OID to be accrued by the holders of the CDs solely for U.S. federal income tax purposes and do not constitute assurances by the Issuer as to the actual yield of the CDs. The Issuer makes no representation as to what such actual amounts will be, and the comparable yield and the projected payment schedule do not necessarily reflect the expectations of the Issuer regarding the actual yield of the CDs.

Taxation of the Maturity Redemption Amount

If the actual Maturity Redemption Amount is greater than the payment projected in the projected payment schedule as the final payment, the excess will be a "positive adjustment," which is treated as additional OID income. If the actual Maturity Redemption Amount is less than the payment projected in the projected payment schedule as the final payment, the deficiency will be a "negative adjustment." The negative adjustment will be applied first to reduce the OID accrued for the year in which the Maturity Redemption Amount is paid and any remainder of such negative adjustment will be treated as an ordinary loss to the extent of the net ordinary income of the U.S. Holder in respect of the CD, which in the case of taxpayers who are individuals, is not subject to limitations on the deductibility of miscellaneous deductions. Any remaining negative adjustment will reduce the U.S. Holder's amount realized on the retirement of the CD.

Notwithstanding the foregoing, special rules will apply if the Maturity Redemption Amount on a CD becomes fixed more than six months prior to its scheduled date of payment. Generally, in such a case, a U.S. Holder would be required to account for the difference between the present value of the fixed payment and the present value of the projected payment as either a positive adjustment or a negative adjustment (i.e., either as additional OID or as an offset to future OID or as an ordinary loss, as appropriate) on the date the payment becomes fixed. U.S. Holders should consult their own tax advisors concerning these special rules.

Sale, Exchange or Disposition of the CDs

A U.S. Holder of a CD will recognize gain or loss on the taxable sale, exchange, or other disposition of the CD, to the extent that the amount realized is more or less than its adjusted purchase price. In general, any gain realized by a U.S. Holder on the taxable sale, exchange, or other disposition of a CD will be treated as ordinary interest income. Any loss recognized on the taxable sale, exchange, or other disposition of a CD will generally be treated as an ordinary loss to the extent of the OID previously accrued by such U.S. Holder on the CD, which, in the case of taxpayers who are individuals, would not be subject to the limitations on the deductibility of miscellaneous deductions. Any loss in excess of such accrued OID would be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Additional Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). Net investment income generally includes passive income such as interest and capital gains. Depositors are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and capital gains in respect of their investment in the CDs.

Tax Treatment of Non-U.S. Holders

Taxation of Interest and Disposition of the CDs

In general, subject to the discussion below, Non-U.S. Holders will not be subject to any U.S. federal income or withholding tax on any interest income from a CD so long as the income or gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States. Additionally, Non-U.S. Holders will not be subject to any U.S. federal income or withholding tax on any gain on the sale, early withdrawal, maturity, exchange or other disposition of a CD so long as the income or gain is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and the Non-U.S. Holder is not an individual present in the United States for 183 days or more in the taxable year in which the gain is recognized.

However, a "dividend equivalent" payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% (or a lower rate under an applicable treaty) U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed U.S. Treasury Department regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instrument, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the CDs on or after January 1, 2016 that are treated as dividend equivalents. However, the U.S. Treasury Department and IRS have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, the Issuer (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

CDs held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his or her death will not be subject to U.S. federal estate tax, provided that the individual would not be subject to any U.S. federal income or withholding tax with respect to income or gain on the CDs.

Information Reporting and Backup Withholding

Under certain circumstances, the Code requires "information reporting" annually to the IRS and to each holder of the CDs, and "backup withholding" with respect to certain payments made on or with respect to the CDs. Information reporting and backup withholding generally will not apply to U.S. Holders that are corporations or certain other "exempt recipients" if the U.S. Holder provides the Issuer with a properly completed IRS Form W-9, and will not apply to a Non-U.S. Holder if the Non-U.S. Holder provides the Issuer with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as the case may be. Interest paid to a Non-U.S. Holder who is an individual may be reported on IRS Form 1042-S that is filed with the IRS and sent to the Non-U.S. Holder.

Backup withholding is not an additional tax and may be refunded (or credited against a depositor's U.S. federal income tax liability, if any), if certain required information is furnished.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act ("FATCA") will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends ("Withholdable Payments"), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution, or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If the Issuer determines withholding is appropriate with respect to the CDs, the Issuer will withhold tax at the applicable statutory rate, and the Issuer will not pay any additional amounts in respect of such withholding. Prospective depositors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the CDs.

The preceding discussion is only a summary of certain of the tax implications of purchasing the CDs. Prospective depositors are urged to consult with their own tax advisors prior to purchasing to determine the tax implications of a purchase in light of that depositor's particular circumstances.

ANNEX A: DESCRIPTION OF THE INDEX

General

These Terms and Conditions are not an offer to sell and are not an offer to buy interests in any of the securities included in the Index. All disclosures contained in these Terms and Conditions regarding the Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information. We have not undertaken any independent review or due diligence of any information relating to the Index contained in these Terms and Conditions.

Below is a brief description of the Index and its performance for each quarter from January 1, 2008. This information is from Bloomberg, LP, without independent verification by us. In addition, information regarding the Reference Index Sponsor may have been obtained from other sources, including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The information contained herein is furnished as a matter of information only. **Fluctuations in or levels of the Index that have occurred in the past should not be taken as indicative of fluctuations in or levels of the Index that may occur over the term of the CDs. Neither the Issuer nor any of its affiliates makes any representation as to the performance of the Index.**

We urge you to read the sections "Description of the CDs—Information with Respect to Certain Reference Assets" beginning on page 4 of the Base Disclosure Statement and "Reference Firms and Reference Assets" on page 28 of the Base Disclosure Statement.

EURO STOXX 50® Index

We have derived all information contained in this document regarding the EURO STOXX 50® Index (the "SX5E"), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of and is subject to change by, STOXX Limited. Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the Index at any time.

General

The Index was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG. Publication of the Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The Index is reported daily on the Bloomberg Professional® service under the symbol "SX5E" and on the STOXX Limited website. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document.

Index Composition and Maintenance

The Index is composed of 50 stocks from 12 Eurozone countries (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

The Index is weighted by free float market capitalization. Each component's weight is capped at 10% of the Index's total free float market capitalization. Free float weights are reviewed quarterly and the Index composition is reviewed annually in September. The review cut-off date is the last trading day of August.

Within each of the 19 EURO STOXX Supersector indices, the component stocks are ranked by free float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free float market capitalization of the corresponding EURO STOXX Total Market Index (TMI) Supersector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current component stocks are then added to the selection list. The stocks on the selection list are ranked by free float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. The remaining 10 stocks are selected from the largest remaining current components of the Index that are ranked between 41 and 60. If the component number is still below 50, then the largest remaining stocks on the selection list are added until the Index contains 50 stocks.

SX5E Calculation

The Index is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the index}}{\text{divisor of the index}}$$

The "free float market capitalization of the index" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Index is being calculated.

The Index is also subject to a divisor, which is adjusted to maintain the continuity of SX5E values despite changes due to corporate actions.

License Agreement with STOXX Limited

The Issuer or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the CDs.

STOXX Limited and its licensors (the "Licensors") have no relationship to the Issuer, other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the CDs.

STOXX Limited and its Licensors do <u>not</u>:

- Sponsor, endorse, sell or promote the CDs.

- Recommend that any person invest in the CDs or any other certificates of deposit.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the CDs.

- Have any responsibility or liability for the administration, management or marketing of the CDs.

Consider the needs of the CDs or the depositors of the CDs in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX Limited and its Licensors will not have any liability in connection with the CDs. Specifically,

- **STOXX Limited and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the CDs, the depositors of the CDs or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;**
  - **The accuracy or completeness of the EURO STOXX 50® Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;**
- **STOXX Limited and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data;**
- **Under no circumstances will STOXX Limited or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or its Licensors knows that they might occur.**

The licensing agreement between the Issuer and STOXX Limited is solely for their benefit and not for the benefit of the depositors of the CDs or any other third parties.

Historical Performance of the Index

The following graph sets forth the historical performance of the Index using its daily closing levels obtained from Bloomberg, LP. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg, LP.



Historical levels of the Index should not be taken as an indication of its future performance.

